“Advancing Uranium”

NEWS RELEASE

Crosshair Welcomes Chris Collingwood to the Board of Directors

Dated: October 25, 2007

  (AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) (the “Company”) is pleased to announce the appointment of Chris Collingwood, BComm to the Board of Directors of the Company, effectively immediately.

Chris Collingwood is the Chairman and CEO of Baine Johnston Corp. (“Baine Johnston”), a privately held Newfoundland firm.  Baine Johnston is active in commercial and industrial real estate, commercial insurance, Leon’s Furniture Ltd. Franchised Operations for Newfoundland and has investments in a number of other Newfoundland companies.

Baine Johnston also owns Cape Harrison Marine Limited (“CHML”) of which Mr. Collingwood is Chairman and CEO.  CHML has boats that service the offshore oil and gas industry in the Gulf of Mexico, the North Sea, Newfoundland and Labrador, and Nova Scotia, and also operates tugs that handle the oil tankers that supply the Come By Chance Refinery/North Atlantic Petroleum.

Mr. Collingwood is a board member of a number of Newfoundland and Labrador companies including Consilient Technologies Ltd. and Pan Maritime Energy Services Inc.  He is also a past public director of the Investment Dealers Association of Canada (“IDA”).

Mark Morabito, President and Chief Officer of the Company states:  “I am pleased to welcome Chris as an independent director.  Chris is an accomplished and seasoned businessman with global business interests and experience.  Chris’ business acumen and extensive network of contacts will serve the Company well as Crosshair looks forward to developing its core assets both on the Island of Newfoundland and in the Central Mineral Belt of Labrador.”

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district.  The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com

www.crosshairexploration.com

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